UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                  FORM 11-K



                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1998


                            Paychex, Inc. 401(k)
                         Incentive Retirement Plan

                          (Full title of the Plan)


                                Paychex, Inc.
                          911 Panorama Trail South
                            Rochester, NY  14625

         (Name and address of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits


Financial Statements                                            Page No.

   Report of Independent Auditors                                   3

   Statement of Net Assets Available for                            4
      Benefits with Fund Information -
      December 31, 1998

   Statement of Net Assets Available for                            5
      Benefits with Fund Information -
      December 31, 1997

   Statement of Changes in Net Assets                               6
      Available for Benefits with Fund
      Information - For the year
      ended December 31, 1998

   Statement of Changes in Net Assets                               7
      Available for Benefits with Fund
      Information - For the year
      ended December 31, 1997

   Notes to Financial Statements                                 8-11

Schedules

   Schedule I - Line 27a - Schedule of
      Assets Held for Investment
      Purposes - December 31, 1998                                 12

   Schedule II - Line 27d - Schedule of
      Reportable Transactions - For the
      year ended December 31, 1998                                 13

Exhibits

   23 - Consent of Independent Auditors                            14

                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated: June 24, 1999

                 PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
                                 (Name of Plan)

                         By:  /s/  Francis G. Provino
                     ___________________________________
                             Francis G. Provino
                             401(k) COMMITTEE MEMBER

                     Report of Independent Auditors

The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analyses rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 20, 1999                               /s/ Ernst & Young LLP
Syracuse, New York

               PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            WITH FUND INFORMATION
                              DECEMBER 31, 1998
                               (In Thousands)


                                                                                              IRT        IRT
                                             Paychex      Total                 Stable        500     Inter-
                                 Combined      Stock     Return      Growth      Value      Index   national       Loan
                                    Funds       Fund       Fund        Fund       Fund       Fund       Fund       Fund
                                _________  _________  _________   _________  _________  _________  _________  _________
Investments at fair value:
  Paychex, Inc. Common Stock    $ 160,277  $ 160,277
  INVESCO Funds                    46,927             $  11,030   $  18,035  $  14,269  $   3,593
  Global Asset Management Fund      2,953                                                          $   2,953
  Participant Loans Receivable      5,061                                                                     $   5,061
  Cash                              4,983      4,983
                                _________  _________  _________   _________  _________  _________  _________  _________
  Net assets available for
    benefits                    $ 220,201  $ 165,260  $  11,030   $  18,035  $  14,269  $   3,593  $   2,953  $   5,061
                                _________  _________  _________   _________  _________  _________  _________  _________
                                _________  _________  _________   _________  _________  _________  _________  _________



See accompanying notes to financial statements.

               PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            WITH FUND INFORMATION
                              DECEMBER 31, 1997
                               (In Thousands)


                                                                                  IRT
                                             Paychex      Total                Stable     Inter-
                                 Combined      Stock     Return     Growth      Value   national       Loan
                                    Funds       Fund       Fund       Fund       Fund       Fund       Fund
                                _________  _________  _________  _________  _________  _________  _________

Investments at fair value:
  Paychex, Inc. Common Stock    $ 104,984  $ 104,984
  INVESCO Funds                    30,061             $   9,766  $  11,951  $   8,344
  Global Asset Management Fund      3,251                                              $   3,251
  Participant Loans Receivable      4,602                                                         $   4,602
  Cash                              3,488      3,488
                                _________  _________  _________  _________  _________  _________  _________
  Net assets available for
    benefits                    $ 146,386  $ 108,472  $   9,766  $  11,951  $   8,344  $   3,251  $   4,602
                                _________  _________  _________  _________  _________  _________  _________
                                _________  _________  _________  _________  _________  _________  _________

See accompanying notes to financial statements.

               PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           WITH FUND INFORMATION
                    FOR THE YEAR ENDED DECEMBER 31, 1998
                              (In Thousands)


                                                                                     IRT        IRT
                                                Paychex      Total                Stable        500     Inter-
                                    Combined      Stock     Return     Growth      Value      Index   national       Loan
                                       Funds       Fund       Fund       Fund       Fund       Fund       Fund       Fund
                                   _________  _________  _________  _________  _________  _________  _________  _________
Additions:
  Dividends and interest income    $   2,968  $       -  $     565  $   1,358  $     585  $       3  $      79  $     378
  Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments      61,965     56,784        754      3,762          -        561        104          -
                                   _________  _________  _________  _________  _________  _________  _________  _________
    Total investment income           64,933     56,784      1,319      5,120        585        564        183        378

  Contributions:
    Participants                      13,041      8,003      1,085      1,971        846        416        720
    Employer                           3,432      2,199        293        511        177         71        181
                                   _________  _________  _________  _________  _________  _________  _________  _________
    Total contributions               16,473     10,202      1,378      2,482      1,023        487        901          -

    Total additions                   81,406     66,986      2,697      7,602      1,608      1,051      1,084        378

Deductions:
  Benefits paid to participants       (7,591)    (4,102)      (601)    (1,079)    (1,168)       (37)      (264)      (340)

Loans to participants                      -     (2,412)      (148)      (235)      (171)       (18)       (41)     3,025

Loan payments                              -      1,936        175        231        188         19         55     (2,604)

Interfund transfers                        -     (5,620)      (859)      (435)     5,468      2,578     (1,132)         -
                                   _________  _________  _________  _________  _________  _________  _________  _________
Change in net assets                  73,815     56,788      1,264      6,084      5,925      3,593       (298)       459

Net assets available for
  benefits at beginning of year      146,386    108,472      9,766     11,951      8,344          -      3,251      4,602
                                   _________  _________  _________  _________  _________  _________  _________  _________
Net assets available for benefits  $ 220,201  $ 165,260  $  11,030  $  18,035  $  14,269  $   3,593  $   2,953  $   5,061
                                   _________  _________  _________  _________  _________  _________  _________  _________
                                   _________  _________  _________  _________  _________  _________  _________  _________

See accompanying notes to financial statements.

               PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           WITH FUND INFORMATION
                    FOR THE YEAR ENDED DECEMBER 31, 1997
                              (In Thousands)


                                                                                                IRT
                                                Paychex      Total                Stable     Inter-
                                    Combined      Stock     Return     Growth      Value   national       Loan
                                       Funds       Fund       Fund       Fund       Fund       Fund       Fund
                                   _________  _________  _________  _________  _________  _________  _________
Additions:
  Dividends and interest income    $   4,068  $       -  $     378  $   2,879  $     342  $     140  $     329
  Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments      36,116     35,197      1,338       (737)         -        318          -
                                   _________  _________  _________  _________  _________  _________  _________
    Total investment income           40,184     35,197      1,716      2,142        342        458        329

  Contributions:
    Participants                       9,385      6,237        855      1,351        456        486          -
    Employer                           2,937      1,985        265        413        164        110          -
                                   _________  _________  _________  _________  _________  _________  _________
    Total contributions               12,322      8,222      1,120      1,764        620        596          -
                                   _________  _________  _________  _________  _________  _________  _________
    Total additions                   52,506     43,419      2,836      3,906        962      1,054        329

Deductions:
  Benefits paid to participants       (6,630)    (4,563)      (698)      (475)      (704)      (190)         -

Loans to participants                      -     (2,059)      (202)      (211)      (173)       (52)     2,697

Loan payments                              -      1,761        182        197        189         39     (2,368)

Interfund transfers                        -     (6,377)       917        780      3,299      1,381          -
                                   _________  _________  _________  _________  _________  _________  _________
  Change in net assets                45,876     32,181      3,035      4,197      3,573      2,232        658

Net assets available for
  benefits at beginning of year      100,510     76,291      6,731      7,754      4,771      1,019      3,944
                                   _________  _________  _________  _________  _________  _________  _________

Net assets available for benefits  $ 146,386  $ 108,472  $   9,766  $  11,951  $   8,344  $   3,251  $   4,602
                                   _________  _________  _________  _________  _________  _________  _________
                                   _________  _________  _________  _________  _________  _________  _________

See accompanying notes to financial statements.

               PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1998


NOTE A.  DESCRIPTION OF THE PLAN

The following description of the Paychex, Inc. (the "Company") 401(k) Incentive Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General - Established July 1, 1984, the Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code (the "Code"), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA).

Plan Administration - The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the "Plan Committee") which is appointed by the Board of Directors of the Company. The Plan's trustee, INVESCO Trust Company (INVESCO), is responsible for the custody and management of the Plan's assets.

Eligible Employees - Employees of the Company and its subsidiaries must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible for participation in the Plan. The employee becomes eligible to participate in the Plan on the first day of the month immediately following the completion of the service requirement.

Contributions - Employees may contribute up to 15% of their compensation through payroll deductions in increments of 1%, subject to the limit established by the Code. Discretionary employer contributions are equal to 50% of the participant's elective contribution, but not to exceed 3% of the participant's compensation. The Company may elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 1998 and 1997.

Vesting - Each participant is fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested with respect to Company matching contributions upon completion of three consecutive years of service, disability, death, or attainment of retirement age, 65.

Participant Accounts - The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions in the following investment options:

Paychex Stock Fund - The Fund consists primarily of Paychex, Inc. common stock; however, the fund will also contain a small cash component.

Growth Fund - The INVESCO Growth Fund is a mutual fund that primarily invests in companies that have better-than-average earnings growth potential.

Total Return Fund - The INVESCO Total Return Fund is a mutual fund that primarily invests in a mix of common stock, fixed and variable rate U.S. government bonds, and corporate bonds.

IRT Stable Value Fund - The INVESCO Retirement Trust Stable Value Fund is a mutual fund that consists of a diversified portfolio of high-quality investment contracts.

IRT 500 Index Fund - The INVESCO Retirement Trust 500 Index Fund is a mutual fund that invests with the objective of mirroring the total return of the S&P 500 Composite Index. This fund was added as an investment option as of January 1, 1998.

International Fund - The Global Asset Management International Fund is a mutual fund that primarily invests in equity securities worldwide, excluding that of the USA, though it may invest a substantial portion of assets in debt securities.

Number of Participants - The total number of participants at December 31, 1998 and 1997, was 5,071 and 3,279, respectively. The number of participants is as follows for each investment option:
                                              December 31,
                                          1998           1997
                                         _____          _____

Paychex Stock Fund                       3,535          3,026
Total Return Fund                        2,123          1,947
Growth Fund                              1,552          1,477
IRT Stable Value Fund                    1,212          1,116
IRT 500 Index Fund                         574              -
International Fund                         901            766

The total number of participants is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed reasonable period of time.

Forfeited Accounts - Forfeited nonvested accounts are used to reduce future employer contributions.

Participant Loans Receivable - The Plan allows participants to borrow up to 50% of the vested balance from their account. Payroll deductions are required to repay the loan within five years, except for loans used for the purchase of a principal residence, which are required to be repaid within ten years. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

NOTE B.  SUMMARY ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

Administrative Expenses - Administrative expenses of the Plan are paid by the Company.

Investment Valuation and Income Recognition - Investments are stated at their approximate fair value determined on the basis of a quoted market price, with the exception of the Stable Value Fund. The value of the Stable Value Fund is determined in the manner set forth above except that guaranteed income contracts, annuities, and other assets that provide for benefit payments or withdrawals on a contractual basis are at book value (cost plus accrued income). Participant loans receivable are valued at the principal amount which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Contributions - Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification - Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE C.  TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and that the trust, therefore, is exempt from taxation under section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan was amended subsequent to the IRS determination letter. Therefore, the amendments are not covered by the determination letter. The Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE D.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the 1997 financial statements to the 1997 Form 5500:
                                                      December 31, 1997
                                                          (In Thousands)
Net assets available for benefits per the Statement
  of Net Assets Available for Benefits with Fund
  Information                                              $    146,386
Amounts allocated to withdrawing participants                   ( 1,036)
                                                           ____________
Net assets available for benefits per the Form 5500        $    145,350
                                                           ____________
                                                           ____________

The following is a reconciliation of benefits paid to participants per the 1998 financial statements to the 1998 Form 5500:

                                                     For the Year Ended
                                                      December 31, 1998
                                                          (In Thousands)
Benefits paid to Participants per the Statement of
  Changes in Net Assets Available for Benefits with
  Fund Information                                         $      7,591
Amounts allocated to withdrawn participants at
  December 31, 1997                                              (1,036)
                                                           ____________
Benefits paid to participants per the Form 5500            $      6,553
                                                           ____________
                                                           ____________

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. At December 31, 1998, there were no unpaid claims outstanding.

SCHEDULE I - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

          PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
                       EIN-16-1124166
                        PLAN-0-40436
                     DECEMBER 31, 1998
                      (In Thousands)


                     Description of Investment
 Identity of           including Maturity Date,
       Party      Rate of Interest, Collateral,                            Current
    Involved             Par or Maturity Value              Cost             Value
____________     _____________________________        ___________     ___________
INVESCO*         13,418 shares of Paychex, Inc.       $   70,150      $   165,260
                   Stock Fund

INVESCO*         352 shares of the INVESCO
                   Total Return Fund                       9,518           11,030

INVESCO*         2,792 shares of the INVESCO
                   Growth Fund                            15,663           18,035

INVESCO*         14,269 shares of the IRT
                   Stable Value Fund                      14,269           14,269

INVESCO*         125 shares of the IRT 500
                   Index Fund                              3,121            3,593

Global Asset     98 shares of the Global
  Management       Asset Management Fund                   2,922            2,953
  Fund, Inc.

Loan Fund        Participant Loans Receivable**                0            5,061
                                                      __________      ___________
                                                      $  115,643      $   220,201
                                                      __________      ___________
                                                      __________      ___________


*  Represents party-in-interest
** Loans to participants have various maturity dates and bear interest at rates ranging from 7% to 11 1/2%.

  SCHEDULE II - LINE 27d -SCHEDULE OF REPORTABLE TRANSACTIONS

      PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN (a)
                   EIN-16-1124166
                    PLAN-0-40436
              YEAR ENDED DECEMBER 31, 1998
                    (In Thousands)




 Identity of              Description                                  Current Value         Net
       Party                       of       Purchase      Selling        of Asset on     Gain or
    Involved                    Asset          Price        Price   Transaction Date       (Loss)
____________  _______________________     __________   __________   ________________  __________
INVESCO       Paychex, Inc. Stock         $   76,709                $         76,709
                Fund                                   $   76,706   $         24,387  $   52,319

INVESCO       INVESCO Total Return Fund   $    8,458                $          8,458
                                                       $    7,959   $          6,633  $    1,326

INVESCO       INVESCO Growth Fund         $   11,495                $         11,495
                                                       $    9,148   $          8,657  $      491

INVESCO       IRT Stable Value Fund       $   59,373                $         59,373
                                                       $   53,448   $         53,448

INVESCO       IRT 500 Index Fund          $    7,459                $          7,459






(a) Represents a series of securities transactions in excess of 5% of plan assets at the beginning of the year ended December 31, 1998.

EXHIBIT 23 - Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement below, of our report dated May 20, 1999, with respect to the financial statements and schedules of Paychex, Inc. 401(k) Incentive Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998

        a. Form S-8 - Paychex, Inc. 401(k) Incentive Retirement Plan - as filed with the Securities and Exchange Commission on October 2, 1992 (No.33-52838).

June 24, 1999                                            /s/ Ernst & Young LLP
Syracuse, New York